March 9, 2026

FILED VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Horizon Funds Post-Effective Amendment Nos. 56 and 57 to Registration Statement on Form N-1A (File Nos. 333-205411 and 811-23063)

Ladies and Gentlemen:

This correspondence is submitted on behalf of Horizon Funds (the “Trust”) in response to verbal comments provided by Ms. Deborah O’Neal of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on January 30, 2026 with respect to Post-Effective Amendment No. 56 (“PEA 56”) and Post-Effective Amendment No. 57 (“PEA 57,” and together with PEA 56, the “Amendments”) to the Trust’s registration statement on Form N-1A (the “Registration Statement”). The Amendments were filed in connection with a reorganization transaction and the registration of six new series of the Trust: Anfield Enhanced Market Strategy ETF, Anfield Universal Fixed Income Fund, Regents Park Hedged Market Strategy ETF, Anfield U.S. Equity Sector Rotation ETF, Anfield Universal Fixed Income ETF, and Anfield Dynamic Fixed Income ETF (each, a “Fund” and collectively, the “Funds”).

Set forth below is a summary of the Staff’s comments and the Trust’s responses thereto.

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COMMENT 1: The Staff noted that a substantial portion of the Funds’ principal investment strategies and principal risk disclosures appear to have been derived from the corresponding predecessor funds in connection with the pending reorganization transaction. The Staff requested confirmation that the Trust has reviewed the placement and characterization of each principal risk factor to determine whether such risk is appropriately disclosed as a principal risk in the prospectus or should instead be relocated to the statement of additional information.

RESPONSE. The Trust has conducted a review of the principal investment strategies and principal risk disclosures for each Fund and has revised the disclosure where appropriate. Based on this review, certain risk factors were relocated to the statement of additional information or otherwise removed where the Trust determined that such risks would not reasonably be expected to represent principal risks of the Fund.

Enhanced Market Strategy ETF

COMMENT 2: The Staff requested a supplemental explanation regarding disclosure in the Fund’s fee table (and other Funds) that “Other expenses” have been adjusted from amounts incurred by the Fund’s predecessor . . . . to reflect estimated current expenses for the Fund.”

RESPONSE: The Trust supplementally advises the Staff that the adjustments have been made to reflect expenses anticipated for each Fund in the new Trust, including reductions in service provider expenses and other economies of scale expected to be realized as a part of the Trust). These are estimated by the Trust based on experience with the existing series of the Trust.

COMMENT 3 The Staff noted that the principal investment strategy disclosure references potential exposure to technology-related issuers and requested supplemental confirmation regarding the extent to which the Fund expects to invest in the technology sector and whether such exposure could result in industry or sector concentration.

RESPONSE: The Trust confirms supplementally that the Fund does not intend to concentrate its investments in the technology sector or industry or in any other particular industry or sector.

COMMENT 4: The Staff requested that the principal investment strategy disclosure and corresponding principal risk disclosure be conformed with respect to the Fund’s potential use of swaps and futures.

RESPONSE: After review, the Trust has determined to revise the principal investment strategy disclosure and the corresponding principal risk disclosure to remove references to the use of swaps and to add additional disclosure related to the risks associated with futures to the principal risk disclosure.

COMMENT 5: The Staff requested clarification regarding whether the inclusion of portfolio turnover risk as a principal risk is appropriate in light of the Fund’s anticipated trading practices.

RESPONSE: After review, the Trust has determined to remove portfolio turnover risk as a principal investment risk.

COMMENT 6: The Staff requested that the U.S. Government Securities Risk disclosure address the use of corporate debt instruments as collateral.

RESPONSE: The Trust has supplemented the “Fixed Income Risks” disclosure by adding, in relevant part, the following:

In addition to the risks noted above, the Fund’s portfolio may include, as direct holdings or as collateral for the Fund’s U.S. equity index derivatives positions, certain short to intermediate maturity, investment grade quality fixed income instruments, including, without limitation, the following:

Corporate bonds. Corporate bonds are debt issued by companies and may have fixed or floating interest rates and call features. Prices change with interest rates and with changes in issuer credit quality and credit spreads. Features such as call rights, seniority, guarantees, collateral, and covenant terms influence cash flows and potential recovery if the issuer defaults, and the ability to sell a bond at or near its carrying value varies with rating, issue size, and market conditions.

U.S. Government and agency securities. U.S. Treasury obligations are backed by the full faith and credit of the United States and their market values change with interest rates and general market conditions. Agency and government sponsored enterprise obligations may not carry a full faith and credit guarantee, and the level of support depends on the issuing entity or program. Liquidity and pricing differ across issuers and programs, and yields and market values move accordingly.

Universal Fixed Income ETF

COMMENT 7: The Staff noted that the prospectus includes Collateralized Loan Obligation (“CLO”) Risk as a principal risk but that the principal investment strategy disclosure did not reference CLO investments.

RESPONSE: The Trust has revised the principal investment strategy disclosure to clarify that the Fund may invest in structured products including mortgage-related and other asset-backed securities, including CLOs, as follows:

The Fund may invest in structured products including mortgage-related and other asset-backed securities including residential mortgage-backed securities, commercial mortgage-backed securities, asset-backed securities and collateralized loan obligations (“CLOs”).

COMMENT 8: The Staff requested confirmation regarding whether financial sector risk remains a principal investment risk.

RESPONSE: The Trust confirms that financial sector exposure is not expected to represent a principal component of the Fund’s investment strategy and has determined to remove financial sector risk from the principal risks disclosure.

Dynamic Fixed Income ETF

COMMENT 10: The Staff noted that the Fund’s reported portfolio turnover rate was approximately 34%. Please consider if Active Trading Risk remains a principal risk for this Fund.

RESPONSE: After review, the Trust has determined to remove Active Trading Risk from the principal risk disclosure.

COMMENT 11: The Staff requested revisions to the disclosure that includes the Fund’s 80 percent investment policy disclosure to eliminate redundant language and improve readability.

RESPONSE: The Trust has revised the disclosure to read as follows:

The Fund is an actively managed exchange-traded fund that seeks to achieve its investment objective by investing, under normal circumstances, not less than 80% of the value of its net assets (plus the amount of borrowings for investment purposes) in fixed income investments. For purposes of the Fund’s 80% investment policy, the Fund defines fixed income investments to include any debt or debt-related securities, income producing securities, and other instruments or evidences of indebtedness, including bonds, bills, notes (including structured notes), loans, money market instruments, mortgage- and asset-backed securities, and derivative instruments related thereto, as well as shares of other investment companies, such as ETFs and mutual funds, that invest primarily in fixed income investments.

COMMENT 12: The Staff noted duplicative references to the use of convertible securities in the principal investment strategy disclosure.

RESPONSE: The Trust has revised the disclosure to eliminate the duplicative references.

COMMENT 13: The Staff noted that the principal investment strategy referenced investments in emerging market securities and preferred securities, while the prospectus did not include corresponding principal risk disclosures.

RESPONSE: The Trust has revised the principal investment strategy disclosure to remove references to emerging market securities and preferred securities.

COMMENT 14: The Staff noted that certain derivatives-related risks and sector risks appeared in the principal risk section without corresponding support in the principal investment strategy disclosure.

RESPONSE: After review, the Trust has determined to revise the principal risk disclosure to remove Energy Sector Risk and to revise the Swaps Risk to remove references to credit default swaps.

Equity Sector Rotation ETF

COMMENT 15: The Staff noted that the investment objective appeared to contain a typographical error referring to “total capital appreciation.”

RESPONSE: The Trust confirms that the reference was erroneous and has revised the investment objective to refer to “capital appreciation.”

COMMENT 16: The Staff requested revisions to the disclosure that includes the Fund’s 80% investment policy to eliminate redundancies and enhance clarity.

RESPONSE: The Trust has revised the disclosure to read as follows:

The Fund is an actively managed exchange-traded fund that seeks to achieve its investment objective by investing, under normal circumstances, not less than 80% of the value of its net assets (plus the amount of borrowings for investment purposes) in the equity securities of U.S. companies. For purposes of the Fund’s 80% policy, the Fund defines U.S. equity securities as common stocks and preferred stocks of issuers of any market capitalization, convertible debt securities, American Depositary Receipts, real estate investment trusts, derivative instruments related thereto (which may include futures, options, or other derivative instruments), and shares of other investment companies, such as ETFs and mutual funds, that invest primarily in U.S. equity securities (“Underlying Funds”).

COMMENT 17: The Staff noted that certain sector, geographic, and derivatives-related risks appeared without corresponding strategy disclosure and that certain risks appeared to be duplicative.

RESPONSE: Following a comprehensive review, the Trust has revised the disclosure to relocate certain risks as non-principal risks and to eliminate duplicative or inapplicable risk factors.

COMMENT 18: The Staff requested clarification regarding whether the Fund may engage in securities lending as a part of its principal investment strategy.

RESPONSE: The Trust has revised the principal investment strategy disclosure to indicate the following:

For the purpose of generating income, the Fund may engage in securities lending.

Hedged Market Strategy ETF

COMMENT 19: The Staff requested that, to the extent the Fund intends to utilize swaps or futures as a part of the principal investment strategy, the principal risk disclosure be supplemented accordingly.

RESPONSE: After review, the Trust has determined to revise the principal investment strategy disclosure to remove references to swaps and to add a stand-alone Futures Risk to the principal risk disclosure as follows:

Futures Risk. Futures contracts are subject to the same risks as the underlying investments that they represent, but also may involve risks different from, and possibly greater than, the risks associated with investing directly in the underlying investments. Investments in futures contracts involve additional costs, may be more volatile than other investments, and may involve a small initial investment relative to the risk assumed. In connection with the Fund’s or an Underlying Fund’s use of futures contracts, if the value of investments is incorrectly forecasted, the Fund or Underlying Fund might have been in a better position if the Fund or Underlying Fund had not entered into the contract. Because the futures utilized by the Fund or an Underlying Fund are standardized and exchange traded and are centrally cleared (with a clearinghouse interposed as the counterparty), the primary credit exposure arises to the Fund’s futures commission merchant and, indirectly, to the clearinghouse. Futures are also subject to market risk, interest rate risk (in the case of futures contracts relating to income producing securities or interest rates), and index tracking or basis risk (in the case of stock index futures).

COMMENT 20: The Staff requests that the fixed income securities risk in the principal risk disclosure be revised to address commercial paper, corporate, agency, non-agency, and CLOs.

RESPONSE: The Trust has revised the principal risk disclosure accordingly, including by adding the following to the Fixed Income Securities Risk:

In addition to the risks noted above, the Fund’s portfolio may include, as direct holdings or as collateral for the Fund’s U.S. equity index derivatives positions, certain short to intermediate maturity, investment grade quality fixed income instruments, including, without limitation, the following:

Commercial paper. Commercial paper consists of unsecured corporate notes with maturities of 270 days or less. Cash repayment depends on the issuer’s cash flows and ability to access short term funding at maturity. Prices reflect movements in short term interest rates and credit spreads, and trading liquidity can decline in periods of market stress, which can affect the proceeds realized on sale.

Corporate bonds. Corporate bonds are debt issued by companies and may have fixed or floating interest rates and call features. Prices change with interest rates and with changes in issuer credit quality and credit spreads. Features such as call rights, seniority, guarantees, collateral, and covenant terms influence cash flows and potential recovery if the issuer defaults, and the ability to sell a bond at or near its carrying value varies with rating, issue size, and market conditions.

U.S. Government and agency securities. U.S. Treasury obligations are backed by the full faith and credit of the United States and their market values change with interest rates and general market conditions. Agency and government sponsored enterprise obligations may not carry a full faith and credit guarantee, and the level of support depends on the issuing entity or program. Liquidity and pricing differ across issuers and programs, and yields and market values move accordingly.

Mortgage backed securities (including agency and non agency). Mortgage backed securities represent interests in pools of residential or commercial mortgage loans. Cash flows can speed up or slow down with borrower prepayments or extensions, and embedded options can produce negative convexity, where price declines can accelerate as rates rise and price increases can be muted as rates fall. Non agency securities and subordinate tranches rely on borrower performance and tranche structure and can experience greater credit loss, and liquidity and valuation can be more difficult in stressed markets.

Asset backed securities. Asset backed securities represent interests in pools of receivables such as auto loans, credit card receivables, or student loans. Cash flows depend on the performance of the underlying collateral and the actions of the servicer. Structural features, including subordination, trigger events, and waterfall priorities, can redirect payments during stress and change the timing and amount of distributions, and the pace of repayment can accelerate or slow depending on the asset type and market conditions.

Collateralized loan obligations. Collateralized loan obligations are structured pools of corporate loans that are divided into tranches with different seniority and payment priority. Tranche outcomes depend on borrower credit quality, compliance with collateral quality and coverage tests, and the decisions of the CLO manager. Cash flows can be diverted to protect senior tranches if tests are breached, lower tranches absorb losses first and may defer interest, and tranche values change with movements in loan spreads and market conditions, with senior tranches also affected by collateral deterioration and test failures even without loan defaults.

COMMENT 21: The Staff requested confirmation regarding whether the Fund expects to maintain significant exposure to issuers in the financial sector.

RESPONSE: The Trust confirms that financial sector exposure is not expected to represent a principal component of the Fund’s investment strategy and has revised the principal risk disclosure accordingly.

COMMENT 22: The Staff requested clarification regarding whether the inclusion of portfolio turnover risk as a principal risk is appropriate in light of the Fund’s anticipated trading practices.

RESPONSE: After review, the Trust has determined to remove portfolio turnover risk as a principal investment risk.

Statement of Additional Information (ETFs)

COMMENT 23: The Staff noted the disclosure in the SAI that references each Fund’s status as diversified under the Investment Company Act. Please revise the disclosure to state what it means to be diversified or, to the extent such a description is already included, include an appropriate cross reference.

RESPONSE: The Trust has revised the Statement of Additional Information accordingly.

COMMENT 24: The Staff requested that the list of non-fundamental investment restrictions be updated to include each Fund’s 80% investment policy, to the extent applicable.

RESPONSE: The Trust has revised the Statement of Additional Information accordingly.

COMMENT 25: The Staff requested deletion of the word “absolute” from the acceptance-of-orders language for creation units.

RESPONSE: The Trust has revised the Statement of Additional Information accordingly.

Anfield Universal Fixed Income Fund (Mutual Fund)

COMMENT 26: The Staff noted that acquired fund fees and expenses were included as a line item in the fee table but that disclosure related to investment in other investment companies did not appear in principal investment strategy and asked that these be reconciled.

RESPONSE: The Trust confirms that investments in other investment companies are not expected to represent a principal component of the Fund’s investment strategy and has determined to remove the line item for acquired fund fees and expenses from the Fund’s fee table.

COMMENT 27: The Staff noted that the fee waiver footnote did not include recoupment language.

RESPONSE: The Trust has revised the waiver footnote to include customary recoupment provisions specifying the applicable recoupment period and limitations.

COMMENT 28: The Staff noted that the principal investment strategy referenced investments in emerging markets, and asked if there were limits or targets for the Fund’s investments in such markets.

RESPONSE: The Trust confirms that emerging market exposure is not expected to represent a principal component of the Fund’s investment strategy and has revised the disclosure accordingly.

COMMENT 29: The Staff requested confirmation regarding whether the Fund’s principal investment strategy disclosure should align with Anfield Universal Fixed Income ETF, and whether other applicable comments and revisions provided for Anfield Universal Fixed Income ETF should be carried over to the Anfield Universal Fixed Income Fund.

RESPONSE: The Trust has reviewed the disclosure and has revised the prospectus for each of Anfield Universal Fixed Income ETF and Anfield Universal Fixed Income Fund accordingly to ensure appropriate alignment.

Thank you for your comments. Please contact me at 336-607-7512 if you have any additional questions or comments.

Very truly yours,

/s/ Jeffrey Skinner
Jeffrey Skinner